CANARY WHARF
GROUP PLC

82-4997



JRG/AM/1900
03 January 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to Directors' shareholdings and purchase of own securities.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-020-7418-2312.

Yours sincerely


SEC MAIL PROCESSING
RECEIVED
FEB 04 2002
WASH, D.C. 354 SECTION

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222

Canary Wharf Group - Purchase of Own Shares

RNS Number:45990
Canary Wharf Group PLC
10 December 2001

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 440,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 452.979p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END
POSTMBFTMMIBBLB


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH, D.C. SECTION

Canary Wharf Group - Purchase of Own Securities

RNS Number:5321O
Canary Wharf Group PLC
11 December 2001

Canary Wharf Group plc

11 December 2001

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 310,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 449.5325p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828

END
POSILFERFTLLLIL


SEC MAIL
FEB 0 4 2002
354
WASH. D.C.
SECTION

Canary Wharf Group - Purchase of Own Securities

RNS Number:6033O
Canary Wharf Group PLC
12 December 2001

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 446.5997p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END
POSILFERFVLFLIL


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH. D.C.
354
SECTION

Canary Wharf Group - Purchase of Own Securities

RNS Number:6786O
Canary Wharf Group PLC
13 December 2001

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 439.6651p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END

POSILFERFFLVLIL


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH. D.C.
354
SECTION

Canary Wharf Group - Director Shareholding

RNS Number:7423O
Canary Wharf Group PLC
14 December 2001

Canary Wharf Group plc

Notification of director's dealings in shares

The Company was notified on 13 December 2001 that Peter Anderson had exercised an option over 350,000 ordinary shares (0.054% of the issued share capital) at an exercise price of 79.5p per share. Following the exercise of this option Peter Anderson sold 350,000 ordinary shares at a price of 439.09p per share. The Company was also notified that Peter Anderson had sold 100 shares at the same price.

Date of notification   14 December 2001

END
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SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
354
SECTION

Canary Wharf Group - Director Shareholding

RNS Number:2929P
Canary Wharf Group PLC
28 December 2001

28 December 2001

Canary Wharf Group plc

Notification of Directors' Interests

The Canary Wharf Employee Share Ownership Plan Trust has increased its holding of shares to support options already issued to Canary Wharf employees, including George Iacobescu and Peter Anderson, under the Canary Wharf 1997 Executive Share Option Plan and the Canary Wharf Company Share Option Plan. The issue of 420,000 shares returned the holding of the Trust to 5,173,505 (0.79%) which was the level prior to the release of 420,000 shares from the Trust on the exercise of options in July 2001.

Contact:

John Garwood

Canary Wharf Group plc

020 7418 2312

Wendy Timmons

Bell Pottinger Financial

020 7861 3890

END

RDSEALAPAFEFFFE


SEC MAIL
PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
354
SECTION